===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                   FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE, SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996


[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

                FOR THE TRANSITION PERIOD FROM __________ TO __________

                         Commission file number 1-5083

          A. Full title of the plan and the address of the plan, if difference from that of the issuer named below:


                THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


          B. Name of issuer of these securities held pursuant to the plan and the address of its principal executive office:

                              KANEB SERVICES, INC.

                           2435 N. CENTRAL EXPRESSWAY
                            RICHARDSON, TEXAS 75080

===============================================================================

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

                                                                                Page
                                                                                ----
Report of Independent Accountants                                                F-2

FINANCIAL STATEMENTS:

     Statement of Net Assets with Fund Information at December 31, 1996          F-3

     Statement of Net Assets with Fund Information at December 31, 1995          F-4

     Statement of Changes in Net Assets with Fund Information for the Year
      Ended December 31, 1996                                                    F-5

     Statement of Changes in Net Assets with Fund Information for the Year
      Ended December 31, 1995                                                    F-7

     Notes to Financial Statements                                               F-8

SUPPLEMENTAL SCHEDULES*:

     Item 27a - Schedule of Assets Held for Investment Purposes (Schedule I)    F-13

     Item 27d - Schedule of Reportable Transactions (Schedule II)               F-14


* - Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Administrator and Participants of The
  Kaneb Services, Inc. Savings Investment Plan


In our opinion, the accompanying statements of net assets with fund information and the related statements of changes in net assets with fund information present fairly, in all material respects, the net assets of The Kaneb Services, Inc. Savings Investment Plan at December 31, 1996 and 1995 and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Dallas, Texas
June 20, 1997

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996
-------------------------------------------------------------------------------




                                                                Fund Information
                                 ----------------------------------------------------------------------------
                                                  Retirement                                        Emerging
                                    Kaneb           Money           Equity        Corporate          Equity
                                  Stock Fund     Market Fund     Growth Fund      Bond Fund       Growth Fund
                                 ------------    ------------    ------------    ------------    ------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                    $  4,235,329    $       --      $       --      $       --      $       --
  Schwab Retirement
    Money Market Fund                    --         2,828,659            --              --              --
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                            --              --         3,046,074            --              --
  T. Rowe Price New
    Income Fund, at market               --              --              --           779,370            --
  Warburg Pincus Emerging
    Growth Fund, at market               --              --              --              --           499,048
  Vanguard Index 500
    Portfolio, at market                 --              --              --              --              --
  Janus Worldwide Fund,
    at market                            --              --              --              --              --
  Strong Government
    Securities Fund, at market           --              --              --              --              --
  Participants' loans                    --              --              --              --              --
  Accrued interest receivable             804            --               110            --             1,363
  Contributions receivable             85,152          40,131          41,769          13,471          11,025
  Distributions payable               (27,585)       (138,159)        (24,646)         (2,758)        (18,825)
  Other receivables                       151            --              --              --              --
                                 ------------    ------------    ------------    ------------    ------------

    Net assets                   $  4,293,851    $  2,730,631    $  3,063,307    $    790,083    $    492,611
                                 ============    ============    ============    ============    ============
                                                                Fund Information
                                 ----------------------------------------------------------------------------
                                     S&P                         Government
                                    Equity         Worldwide     Securities
                                  Index Fund      Equity Fund       Fund         Loan Fund        Total
                                 ------------    ------------    ------------   ------------   ------------
Investments:
  Kaneb Services, Inc.
    Common Stock,
    at market                    $       --      $       --      $       --     $       --     $  4,235,329
  Schwab Retirement
    Money Market Fund                    --              --              --             --        2,828,659
  Fidelity Mt. Vernon
    Growth Company Fund,
    at market                            --              --              --             --        3,046,074
  T. Rowe Price New
    Income Fund, at market               --              --              --             --          779,370
  Warburg Pincus Emerging
    Growth Fund, at market               --              --              --             --          499,048
  Vanguard Index 500
    Portfolio, at market              410,358            --              --             --          410,358
  Janus Worldwide Fund,
    at market                            --           557,167            --             --          557,167
  Strong Government
    Securities Fund, at market           --              --           142,082           --          142,082
  Participants' loans                    --              --              --          532,311        532,311
  Accrued interest receivable              19              54            --             --            2,350
  Contributions receivable              7,430          10,168           2,552           --          211,698
  Distributions payable               (15,964)        (14,856)           --             --         (242,793)
  Other receivables                      --              --              --           18,268         18,419
                                 ------------    ------------    ------------   ------------   ------------

    Net assets                   $    401,843    $    552,533    $    144,634   $    550,579   $ 13,020,072
                                 ============    ============    ============   ============   ============



                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

STATEMENT OF NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1995
-------------------------------------------------------------------------------


                                                                     Fund Information
                               -------------------------------------------------------------------------------------------
                                                Government
                                  Kaneb         Securities                       Fixed
                                Stock Fund        Fund        Equity Fund     Income Fund      Loan Fund           Total
                               ------------    ------------   ------------    ------------    ------------    ------------
Investments:
Kaneb Services, Inc. Common
  Stock, at market             $  2,328,476    $       --     $       --      $       --      $       --      $  2,328,476
TCB-Federal Money Market
  Fund                               78,462       3,583,366         87,606         101,979          40,835       3,892,248
TCB-Equity Growth Group
  Fund at market                       --              --        2,567,581            --              --         2,567,581
TCB-Managed Bond Group
  Fund at market                       --              --             --         1,014,842            --         1,014,842
Participants' loans                    --              --             --              --           331,242         331,242
Accrued interest receivable             279          17,575            122             197             120          18,293
Contributions receivable             74,570          15,095         31,576          22,312            --           143,553
Receivables from (payable
 to) other funds                      7,177          14,770         16,318           6,366         (44,631)           --
Other receivables (payables)         (8,562)         27,081           (554)        (21,876)          3,678            (233)
                               ------------    ------------   ------------    ------------    ------------    ------------

Net assets                     $  2,480,402    $  3,657,887   $  2,702,649    $  1,123,820    $    331,244    $ 10,296,002
                               ============    ============   ============    ============    ============    ============






                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996
-------------------------------------------------------------------------------





                                                                    Fund Information
                                 --------------------------------------------------------------------------------------
                                                   U.S.
                                                 Government                                  Retirement
                                    Kaneb        Securities                     Fixed           Money         Equity
                                 Stock Fund        Fund        Equity Fund    Income Fund    Market Fund    Growth Fund
                                 -----------    -----------    -----------    -----------    -----------    -----------
Contributions:
Sponsor                          $   490,757    $    80,726    $    37,646    $    16,812    $   165,877    $    99,003
Participants                         530,918         74,133        129,079         47,652        182,377        345,959
                                 -----------    -----------    -----------    -----------    -----------    -----------

Total contributions                1,021,675        154,859        166,725         64,464        348,254        444,962

Investment income:
Net appreciation in fair value
  of assets                        1,131,466           --             --             --             --          116,332
Investment income (loss)               3,807         65,275        143,444        (25,566)       111,717        113,798
                                 -----------    -----------    -----------    -----------    -----------    -----------

Net investment income (loss)       1,135,273         65,275        143,444        (25,566)       111,717        230,130
                                 -----------    -----------    -----------    -----------    -----------    -----------

Total additions                    2,156,948        220,134        310,169         38,898        459,971        675,092
                                 -----------    -----------    -----------    -----------    -----------    -----------

Distributions and withdrawals       (256,899)      (381,226)      (159,493)      (119,981)      (445,841)      (160,309)
                                 -----------    -----------    -----------    -----------    -----------    -----------

Transfers between funds              (86,600)    (3,496,795)    (2,853,325)    (1,042,737)     2,716,501      2,548,524
                                 -----------    -----------    -----------    -----------    -----------    -----------

Net increase (decrease)            1,813,449     (3,657,887)    (2,702,649)    (1,123,820)     2,730,631      3,063,307

Net assets, beginning of year      2,480,402      3,657,887      2,702,649      1,123,820           --             --
                                 -----------    -----------    -----------    -----------    -----------    -----------

Net assets, end of year          $ 4,293,851    $         0    $         0    $         0    $ 2,730,631    $ 3,063,307
                                 ===========    ===========    ===========    ===========    ===========    ===========




                            Continued on next page.

                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1996
CONTINUED FROM PREVIOUS PAGE
-------------------------------------------------------------------------------


                                                                      Fund Information
                           --------------------------------------------------------------------------------------------------------
                                          Emerging         S&P                          Government
                           Corporate       Equity         Equity        Worldwide       Securities
                           Bond Fund     Growth Fund    Index Fund     Equity Fund         Fund         Loan Fund         Total
                           ----------    -----------    ----------     ------------    ------------    ------------    ------------
Contributions:
Sponsor                    $   42,763    $   16,774    $      8,952    $     12,110    $      3,951    $       --      $    975,371
Participants                  112,409        57,795          33,600          46,876          12,258            --         1,573,056
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Total contributions           155,172        74,569          42,552          58,986          16,209            --         2,548,427

Investment income:
Net appreciation
 in fair value of assets          675        44,505          44,864           5,195           2,895            --         1,345,932
Investment income
 (loss)                        36,882        22,608           8,338          40,037           3,540          20,893         545,043
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Net investment
 income (loss)                 37,557        67,113          53,202          45,502           6,435          20,893       1,890,975
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Total additions               192,729       141,682          95,754         104,488          22,644          20,893       4,439,402
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Distributions and
 withdrawals                  (34,738)      (87,958)        (28,948)        (27,096)           (769)        (12,074)     (1,715,332)
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Transfers between
 funds                        632,092       438,887         335,037         475,141         122,759         210,516            --
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Net increase
 (decrease)                   790,083       492,611         401,843         552,533         144,634         219,335       2,724,070

Net assets, beginning
 of year                         --            --              --              --              --           331,244      10,296,002
                           ----------    ----------    ------------    ------------    ------------    ------------    ------------

Net assets, end
 of  year                  $  790,083    $  492,611    $    401,843    $    552,533    $    144,634    $    550,579    $ 13,020,072
                           ==========    ==========    ============    ============    ============    ============    ============





                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS WITH FUND INFORMATION
DECEMBER 31, 1995
-------------------------------------------------------------------------------


                                                                            Fund Information
                                     --------------------------------------------------------------------------------------------
                                                      Government
                                        Kaneb         Securities                        Fixed
                                      Stock Fund         Fund         Equity Fund    Income Fund      Loan Fund          Total
                                     ------------    ------------    ------------    ------------    ------------    ------------
Contributions:
   Sponsor                           $    454,253    $    264,143    $    108,437    $     62,148    $       --      $    888,981
   Participants                           530,736         289,525         419,817         170,082            --         1,410,160
                                     ------------    ------------    ------------    ------------    ------------    ------------

     Total contributions                  984,989         553,668         528,254         232,230            --         2,299,141
                                     ------------    ------------    ------------    ------------    ------------    ------------

Investment income:
   Net appreciation (depreciation)
    in fair value of assets               150,601            --              --              --              --           150,601
   Investment income                        3,311         205,413         515,329         149,020          24,419         897,492
                                     ------------    ------------    ------------    ------------    ------------    ------------

     Net investment income (loss)         153,912         205,413         515,329         149,020          24,419       1,048,093
                                     ------------    ------------    ------------    ------------    ------------    ------------

Transfers from other qualified
 plans                                      1,691           9,344           6,345           2,038            --            19,418
                                     ------------    ------------    ------------    ------------    ------------    ------------

     Total additions                    1,140,592         768,425       1,049,928         383,288          24,419       3,366,652
                                     ------------    ------------    ------------    ------------    ------------    ------------

Distributions and withdrawals            (146,175)       (357,200)       (223,743)        (43,928)        (16,119)       (787,165)
                                     ------------    ------------    ------------    ------------    ------------    ------------

Transfers between funds                   (19,483)       (157,193)         60,210          76,949          39,517            --
                                     ------------    ------------    ------------    ------------    ------------    ------------

Net increase                              974,934         254,032         886,395         416,309          47,817       2,579,487

Net assets, beginning of year           1,505,468       3,403,855       1,816,254         707,511         283,427       7,716,515
                                     ------------    ------------    ------------    ------------    ------------    ------------

Net assets, end of year              $  2,480,402    $  3,657,887    $  2,702,649    $  1,123,820    $    331,244    $ 10,296,002
                                     ============    ============    ============    ============    ============    ============






                      See notes to financial statements.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
-------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The Kaneb Services, Inc. Savings Investment Plan (the "Plan") is a defined contribution plan for employees of Kaneb Services, Inc. ("Kaneb") and its wholly-owned subsidiaries: Fields Financial Services, Inc.; Furmanite America, Inc.; and Kaneb Pipe Line Company, (the "Companies"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). A copy of the Plan document and amendments is available from the Plan Administrator. Participants should refer to the Plan document and amendments for more detailed information regarding provisions of the Plan.

     The Plan was established on April 1, 1991 and permits all full-time employees of the Companies as of that date, or who become employees thereafter and have completed one year of service, to contribute 2% to 12% of base compensation on a pretax basis into participant accounts. In addition to a mandatory contribution equal to 2% of base compensation per year for each Plan participant, the Companies make matching contributions of 25% or 50% of the amount contributed by a Plan participant up to 6% of base compensation. Employee contributions, together with earnings thereon, are not subject to forfeiture. That portion of a participant's account balance attributable to the Companies' contributions, together with earnings thereon, will be vested over a five-year period at 20% per year. Participants were credited with their prior years of service for vesting purposes, however, no amounts were accrued for the accounts of participants, including the Companies' executive officers, for years of service previous to the Plan commencement date. Participants may borrow from the Plan an amount not to exceed the lesser of 50% of such participant's vested account balance or $50,000 reduced by the highest loan balance in the preceding 12 months. Contributions to the Plan are held in a trust and invested by the Plan's trustee in the investment funds described in Note 3. Effective April 1, 1996, the Plan was amended for additional investment fund choices and to change the Plan's asset valuation period from quarterly to daily. In connection with these changes, The Charles Schwab Trust Company replaced Texas Commerce Bank as trustee and Leggette & Company replaced The Wyatt Company as the Plan's record keeper. The Vice President of Human Resources of Kaneb Services, Inc. serves as the Plan Administrator. All administrative and trust expenses of the Plan are paid by Kaneb.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Plan maintains its accounts on the accrual basis of accounting.

     INVESTMENTS

     Investments are recorded in the Plan accounts at market value based on quoted market prices at year-end. The appreciation or depreciation of those investments is recorded as an unrealized increase or decrease in the Plan's net assets.

     FEDERAL INCOME TAXES

     The Internal Revenue Service ("IRS") has ruled the Plan meets the requirements of Sections 401(a) and 401(k) of the Internal Revenue Code ("Code") and the Trust is exempt from federal income taxes under Section 501(a) of the code. The IRS granted a favorable letter of determination to the Plan in February 1997. The Plan Administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions made

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
-------------------------------------------------------------------------------


     by his employer or withheld from his compensation under the Plan, or on the interest, dividends or profits on the sale of securities received by the Plan Trustee, until the participant's account is distributed or unqualifiedly made available to him.

     The code limits contributions to the Plan in several respects. The total amount deferred by each participant cannot exceed a specified dollar limit which, for calendar year 1996 was $9,500. Participant compensation in excess of $150,000 is excluded in calculating participant deferrals and employer matching contributions. Total contributions during any Plan year, including both participants' deferrals and employer matching contributions, may not exceed the maximum amount the Company may deduct for federal income tax purposes for the year. Additional rules apply to prevent discrimination in favor of highly compensated employees.

3.   INVESTMENT PROGRAMS

     As of April 1, 1996, the Plan was amended to allow for additional investment fund options and, in connection with this amendment, The Charles Schwab Trust Company replaced Texas Commerce Bank as trustee of the Plan, see Note 1 - Plan Description. The investment programs for periods ended December 31, 1996 and 1995 are as follows:

                                                                                 December 31, 1996
                                                                          -----------------------------
                                                                              Number
                                                                            of Shares       Fair Value
                                                                          -------------   -------------
        Investments at fair value as determined by quoted market price:
          Kaneb Services, Inc. Common Stock                               1,303,178.000   $   4,235,329
                                                                          -------------   -------------

        Investments at fair value:
          Schwab Retirement Money Market Fund                             2,828,658.980   $   2,828,659
          Fidelity Mt. Vernon Growth Company Fund                            75,286.066       3,046,074
          T. Rowe Price New Income Fund                                      87,668.184         779,370
          Warburg Pincus Emerging Growth Fund                                15,022.510         499,048
          Vanguard Index 500 Portfolio                                        5,933.454         410,358
          Janus Worldwide Fund                                               16,538.057         557,167
          Strong Government Securities Fund                                  13,557.454         142,082
          Participants' Loans                                                      --           532,311
                                                                          -------------   -------------
                                                                          3,042,664.705       8,795,069
                                                                          -------------   -------------
            Total investment at fair value                                4,345,842.705   $  13,030,398
                                                                          =============   =============

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                                                                December 31, 1995
                                                                          -----------------------------
                                                                             Number
                                                                            of Shares       Fair Value
                                                                          -------------   -------------
        Investments at fair value as determined by quoted market price:
          Kaneb common stock                                              1,034,878.000   $   2,328,476
                                                                          -------------   -------------

        Investments at fair value:
          TCB - Federal Money Marked Fund                                          --     $   3,892,248
          TCB - Equity Growth Group Fund                                    219,977.806       2,567,581
          TCB - Managed Bond Group Fund                                      90,618.931       1,014,842
          Participants' Loans                                                      --           331,242
                                                                          -------------   -------------
                                                                            310,596.737       7,805,913
                                                                          -------------   -------------
            Total investment at fair value                                1,345,474.737   $  10,134,389
                                                                          =============   =============

     Each participant has the option to specify the investment of contributions made through payroll deductions and 2% employer mandatory contributions into any one of, or divided among, each of the available investment funds mentioned above for the period ended December 31, 1996. Employer matching contributions are invested in the Kaneb Stock Fund.

     Contributions designated to the Kaneb Stock Fund are invested in Kaneb Services, Inc. Common Stock. The Plan either purchases shares in the open market at the prevailing market price or shares are contributed directly by the Company based upon the closing trade price on the last day of each month.

     For the period ended December 31, 1995, contributions designated to the U.S. Government Securities Fund were invested in the Federal Money Market Fund. In April 1996, investments in the U.S. Government Securities Fund were transferred to the Schwab Retirement Money Market Fund. Contributions designated to the Schwab Retirement Money Market Fund are invested primarily in a short-term portfolio of commercial paper, certificates of deposit, corporate debt obligations and other bank issues.

     For the period ended December 31, 1995, contributions designated to the Equity Fund had been invested in the TCB-Equity Growth Fund. This Fund invested primarily in income-producing equity securities considered to have the potential for capital appreciation. In April 1996, investments in the Equity Fund were transferred to the Fidelity Mt. Vernon Growth Company Fund. Contributions designated to the Equity Growth Fund are invested in the common stock and convertible securities of companies which have above-average growth potential, such as lesser known companies in new and emerging areas of the economy or larger or revitalized companies that hold a strong position in the market.

     For the period ended December 31, 1995, contributions designated to the Fixed Income Fund had been invested in the TCB-Managed Bond Fund. This Fund invested primarily in intermediate term U.S. Government and Corporate Bonds. In April 1996, investments in the Fixed Income Fund were transferred to the T. Rowe Price New Income Fund. Contributions designated to the Corporate Bond Fund are invested in income-producing investment-grade debt securities.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
-------------------------------------------------------------------------------


     In July 1996, the Plan was enhanced by adding additional investment fund options: Warburg Pincus Emerging Growth Fund, Vanguard Index 500 Portfolio, Janus Worldwide Fund and Strong Government Securities Fund.

     Contributions designated to the Warburg Pincus Emerging Growth Fund are invested in the common stock of smaller companies which have passed their start-up phase and show positive earnings and prospects of achieving significant profit and gain in a relatively short period of time.

     Contributions designated to the Vanguard Index 500 Portfolio are invested in all 500 stocks in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500. This Fund seeks to match the S&P 500 Index.

     Contributions designated to the Janus Worldwide Fund are invested in common stocks of foreign and domestic issuers. This Fund has the flexibility to invest on a worldwide basis in companies of any size and seeks long-term growth of capital in a manner consistent with the preservation of capital.

     Contributions designated to the Strong Government Securities Fund are primarily invested in U.S. government securities. The Fund's net assets may also be invested in other investment-grade debt obligations.

4.   CONTRIBUTIONS

     Sponsor contributions to the Kaneb Stock Fund may be made in the form of Kaneb Common Stock purchased by the Sponsor or cash with which the Trustee subsequently purchases Kaneb Common Stock on the open market. During 1996, Sponsor contributions of $490,757 and participant contributions of $530,918 were used by the Trustee to purchase 389,434 shares of Kaneb Common Stock on the open market. During 1995, Sponsor contributions of $454,253 and participant contributions of $530,736 were used by the Sponsor and Trustee to purchase 430,181 shares of Kaneb Common Stock.

     Contributions receivable at December 31, 1996 and 1995 included $84,668 and $31,532 of employer contributions and $127,030 and $112,021 of contributions withheld from participants' compensation, respectively.

     All Plan contributions are participant directed with the exception of employer matching contributions which are automatically invested in the Kaneb Stock Fund.

5.   DISTRIBUTIONS AND WITHDRAWALS

     Distributions and withdrawals represent distributions to Plan participants who have retired, terminated employment or applied and qualified for a hardship distribution.

     Distributions payable as of December 31, 1996 and 1995 were $242,793 and $247,788, respectively. Distributions payable are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

THE KANEB SERVICES, INC. SAVINGS INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1996
-------------------------------------------------------------------------------


6.   FORFEITURES

     Employer matching contributions forfeited by participants upon withdrawing from the Plan may be credited to their account upon returning to the Plan if certain requirements are met. During 1996 and 1995, approximately $45,378 and $36,953 of forfeitures were used to offset employer contributions, respectively.

KANEB SERVICES INC. SAVINGS INVESTMENT PLAN                          SCHEDULE I

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------

                                             Number                          Market
Number of Issuer and Title of Issue         of Shares         Cost          Value (a)
---------------------------------------   -------------   -------------   -------------
KANEB STOCK FUND
----------------
Kaneb Services, Inc. Common Stock         1,303,178.000   $   3,696,788   $   4,235,329
                                                          =============   =============

RETIREMENT MONEY MARKET FUND
----------------------------
Schwab Retirement Money Market Fund       2,828,658.980   $   2,828,659   $   2,828,659
                                                          =============   =============

EQUITY GROWTH FUND
------------------
Fidelity Mt. Vernon Growth Company Fund      75,286.066   $   2,929,742   $   3,046,074
                                                          =============   =============

CORPORATE BOND FUND
-------------------
T. Rowe Price New Income Fund                87,668.184   $     778,695   $     779,370
                                                          =============   =============

EMERGING EQUITY GROWTH FUND
---------------------------
Warburg Pincus Emerging Growth Fund          15,022.510   $     454,543   $     499,048
                                                          =============   =============

S&P EQUITY INDEX FUND
---------------------
Vanguard Index 500 Portfolio                  5,933.454   $     365,494   $     410,358
                                                          =============   =============

WORLDWIDE EQUITY FUND
---------------------
Janus Worldwide Fund                         16,538.057   $     551,972   $     557,167
                                                          =============   =============

GOVERNMENT SECURITIES FUND
--------------------------
Strong Government Securities Fund            13,557.454   $     139,187   $     142,082
                                                          =============   =============

LOAN FUND
---------
Participants' Loans (b)                            --     $     532,311   $     532,311
                                                          =============   =============



(a) Market value represents closing prices or estimated fair value at December 31, 1996.
(b) Interest rates ranging from 7% to 10% and maturities of one to seven years.

KANEB SERVICES INC. SAVINGS INVESTMENT PLAN                         SCHEDULE II

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------


                              Description      Purchase    Selling      Cost of     Net Gain           # of
Identify of Party Involved    of Assets         Price       Price       Assets      or (Loss)      Transactions
--------------------------    ---------         -----       -----       ------      ---------      ------------
Equity Growth Fund           23,867 Units   $     --     $  918,662   $  971,499   $  (52,837)           51

Equity Growth Fund           99,206 Units    3,853,882         --      3,853,882         --              73

Worldwide Equity Fund        19,315 Units      642,329         --        642,329         --              53

Kaneb Services, Inc.       389,434 shares    1,158,755         --      1,158,755         --              30
  of KSI Common Stock

Retirement Money Market
  Fund                    4,204,947 Units    4,204,947         --      4,204,947         --              51

Retirement Money Market
  Fund                    1,376,288 Units         --      1,376,288    1,376,288         --              77

Corporate Bond Fund          69,406 Units         --        604,507      613,226       (8,719)           55

Corporate Bond Fund         157,073 Units    1,399,477         --      1,399,477         --              42

Emerging Equity Growth
  Fund                       27,964 Units      682,457         --        682,457         --              50

                                   SIGNATURE


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           THE KANEB SERVICES, INC.
                                           SAVINGS INVESTMENT PLAN




Date:  June 20, 1997                       By: /s/ WILLIAM H. KETTLER
                                             ----------------------------------
                                             William H. Kettler, Vice President
                                             Human Resources
                                             (Plan Administrator)